Sonia Barros
Division of Corporation Finance
Telephone Number: (202) 551-3655
Telecopier Number: (202) 772-9217

Registration Statement on Form SB-2, filed April 3, 2005 File No. 333-132923

Dear Ms. Barros:

We are submitting this letter in response to your comments of April 28, 2006, along with the Amended Form SB-2 for Neuralstem, Inc. This response will follow the lineal order of your letter and each specific area addressed, utilizing the text of your letter as the primary guide:

Form SB-2
Calculation of Registration Fee

1.
Please delete the reference to Rule 457(c). Rule 457(c) applies to exchange traded securities or over-the-counter securities. The company's securities are not currently traded on an exchange or over-the-counter.

Response: We have deleted the reference to rule 457(c) and updated the disclosure.

Prospectus

General

2.
As there is currently no market for your common shares you must set a price at which the selling shareholders will offer the shares until a market develops. Please revise your disclosure on the prospectus cover page and in the Plan of Distribution accordingly. Your revised disclosure should state that "The Selling shareholders will sell at a price of $x.xx per share until our shares are quoted on the OTC Bulletin Board and thereafter at prevailing market prices or privately negotiated prices." In addition, please also rcvise your calculation of the registration fee, to the extent applicable, to base your registration fee on your set price

Response:  The company has recalculated the registration fee in compliance with Rule 457.

3.
We note an article published in market wire on March 13, 2006 which states that Regal One's Chairman and CEO, Dr. Malcolm Currie, has agreed to serve on the company's board, Since Dr. Currie has been "chosen to become" a director, please revise your disclosure to provide the information required by Item 401 of Regulation S-B as it relates to Dr. Currie.

Response:  We have revised our disclosure to provide the information required by Item 401 as it relates to Dr. Currie.

4.	The forepart of your prospectus uses jargon and technical terms. For example, these words and phrases appear in the forepart of your prospectus:

"regenerative medicine"
"billion billion times (60 doublings or 1018)”
"controlled differentiation"
"human neurons and glia"
“optimize its tissue acquisition"
"proof-of-principle data"
"neurogenic compounds"

Please replace all technical language and jargon with language that can be understood by persons who do not work in your industry. Alternately, if you cannot find substitute language without changing the meaning, provide an explanation of the term where you first use it. See Rule 421(d)(2)(ii) of Regulation C.

Response: All technical language has been deleted and substituted with wording to be understood by a person who does not work in our industry.

5.
Please revise your disclosure to provide a complete and consistent description of your current licenses. On page 5 you state that you have out-licensed lead compounds for further development toward various CNS diseases. On page 22 you refer to compounds discovered under your program with the Department of Defense that have been licensed out for development. Are the licenses referenced on pages 5 and 22 the same? To whom have you licensed these compounds? On page 35 you mention a license agreement with an SA company substantially owned by one of your officers. In your description of business, please describe the material terms of each license, including, but not limited to the parties to the license, the payment provisions, the existence of royalty provisions, exclusivity provisions, obligations/rights to defend, and termination provisions. Please also file the license agreements as exhibits.

Response: We have clearly identified all licenses and have limited them to the section entitled “Our Intellectual Property Licensed to Others.” We have also filed our licensing agreements as exhibits.

6.
Please revise your disclosure to provide a complete and consistent description of your grants. On page 22, you refer to a Department of Defense contact that was cancelled in 2002. On page 23, you state that your small molecule program was funded by a grant from the Department of Defense. Is this grant the same as the contract you refer to on page 22? On page 33 you refer to $310,000 in grant and other revenue for the drug development program. From whom did you receive this grant revenue? Have you described this grant in the prospectus? In your description of business, please describe the material terms of each grant, including, but not limited to the aggregate amounts, stipulations and terms. Please also file any relevant agreements as exhibits.

Response: We have clearly defined our one existing grant and included it in its own section including any material terms thereof, entitled “Our Grants.” We have also filed the grant as an exhibit.

Prospectus Cover Page

7.
Please limit the cover page to the information that is required by Item 501 of Regulation S-B. Your cover page contains superfluous information such as the statement that the selling shareholders may be deemed underwriters, who will bear the expenses of the registration and the proceeds to be received from the exercise of warrants. You may describe this other information in the prospectus offering summary.

Response: The superfluous information has been removed from the Cover Page and the information has been limited to that required by Item 501.

8.
In addition, in the section of the prospectus that you choose to describe who will bear the expenses of the registration, please clarify the disclosure. Your disclosure here contains inconsistent statements. The statement in the last paragraph states that the company will bear the expenses. The statement in the third paragraph states that Regal One Corporation will bear the expenses.

Response: We have updated the table regarding the expenses associated with the registration statement expenses.

9. Further, please clarify what you mean by "BDC,"

Response: We have deleted all reference to BDC.

10.
Your statement that a listing on the OTC BB "may occur" is inappropriate. Please revise this statement to explain that market makers may make listing applications for your stock once your registration statement becomes effective.

Response: Revised as suggested.

Recent Developments,

11.
Please revise the prospectus to describe the terms of the February and March 2006 private placements and to describe the material terms of the related agreements and file the agreements as exhibits to the registration statement. We may have additional comments after we have had an opportunity to review them.

Response: We have deleted the recent development section as it is not required.

Risk Factors. page 7

General

12.	Please delete the statement "Our business is subject to various risks, included but not limited to those described below." Your risk factor section should describe all material risks.

Response: The sentence has been deleted.

13.
Please revise each subheading to ensure it reflects the risk that you discuss in the text. Many of your subheadings currently merely state a fact about your business, such as "There is no public market for the Company's securities" and "The Company needs to improve its financial control procedures." State in your subheadings the risks that result from the facts or uncertainties.

Response:  The subheadings have been revised to identify the specific risk clarified in the text below the heading.

14.
We note you have or plan to outsource the manufacturing of cGMP cells for your future ISP human clinical trials. Please add a risk factor that addresses the risks relating to your reliance on such a manufacturer.

Response: We have added a disclosure regarding our risk relating to reliance on an outsource manufacturer.

15.
We note that you have 75,000,000 shares of authorized common stock and only 23,338,876 shares are currently issued and outstanding and you have assumed that only 33,468,876 shares will be issued and outstanding after the offering. Please also add a risk factor that addresses the risks of having such a large number of authorized but unissued common stock, including the risks that your management may issue additional stock without further stockholder appioval, thereby causing dilution of current company stockholders

Response:  We have added a disclosure the address the risk of having such a large amount of shares authorized but unissued.

16.
In separate risk factors on pages 7 and 11 you indicate that you have identified significant deficiencies and material weaknesses in your internal controls over financial reporting. Please revise your disclosure here or in MD&A to elaborate on the nature of the significant deficiencies and material weaknesses that you have identified,

Response: We have revised our disclosure contained in the risk factors to more full identify the weaknesses we have identified.

Risks Relating to the Corporation

17.
It appears that you are addressing three separate risks in the first risk factor on page 7. The first relates to the risks related to your limited operating history which should be moved to the second risk factor that discusses your short operating history. The second relates to the risks related to being a company in the preclinical stage of development. The third relates to the risks related to ethically sensitive and controversial issues. Please revise your disclosure to separate this risk factor accordingly with appropriate subheadings for each risk factor.

Response: We have revised our risk factors with regard to the Company in their entirety to provide better disclosure.

18.	Please revise the risk factor related to ethically sensitive and controversial issues to describe the nature of the ethically sensitive and controversial issues.

Response: We have eliminated the risk factor relating to ethical sensitivity as we do not feel it is a material risk at this early stage as we have no products.

The Company has a short operating history.., page 7

19.	Please revise this risk factor to disclose your net losses for the two most recent fiscal years and any subsequent interim periods.

Response: We have removed the section describing our short operating history and included a more detailed discussion in the section entitled: “Since the Company has a limited operating history and has significantly shifted its operations and strategies since inception, you cannot rely upon the Company’s limited historical performance to make an investment decision. “

20.	Please revise this risk factor to describe your limited sources of revenue.

Response: Please see response to comment 19.

The Company will require substantial additional funding....page 7

21.	Please incorporate into this discussion the rate at which you are currently burning cash on a monthly basis.

Response: The company has revised its disclosure to provide information with regard to monthly burn rate.

22.	Please revise to quantify and disclose your current anticipated needs for additional financing.

Response: We have revised our disclosure regarding anticipated needs for additional financing. Please see response to common 21.

There is no public market ... page 7

23.
Please expand your discussion in this risk factor to explain that your stock is not traded on an exchange or on the OTCBB and that this is your initial registration. Please also explain that even if it is listed on the OTCBB, the trading volume may be limited, making it difficult for an investor to sell shares.

Response:  The risk factor has been edited to add the comments suggested, and the warning as to possible limited volume should a future market develop.

Risks Relating to Government Regulation, page 8.

24.
Please provide a subheading for the first risk factor on page 8 relating to the company's intellectual property and patents. In addition, please expand this discussion to address the risks related to pending patent applications and any other intellectual property material to your business.

Response: We have added a subheading discussing intellectual property as well as government regulation and have updated our disclosure accordingly.

Potential and actual legislation and regulation, page 8

25.	Please expand your discussion in explain what you mean by "certain pharmaceutical research methods or products resulting from them."

Response: We have deleted all reference to pharmaceutical research methods.

26.
We note your statement that your cells are not 'embryonic stem cells" but that any future or additional government-imposed restrictions on embryonic stem cells may adversely impact your business. Please expand your discussion to explain why that is the case and how your stern cells differ from embryonic stem cells. We also note your disclosure on page 31 that the cell line for your product candidate ISP has been derived from a "single fetal spinal cord tissue."

Response: We have updated our discussion of risk factors regarding government imposed restrictions.

Because the Company or its collaborators must obtain regulatory approval... pages 8-9

27.
Please address in a separate risk factor any material risks to your business related to the use and disposal of hazardous or potentially hazardous substances. The risk factor should address whether you carry insurance for the use and disposal of hazardous or potentially hazardous substances and the cost of such insurance to you if material.

Response:  As we currently depend on 3rd parties under our direct supervision for our research, any risk associated with potential hazardous substances is borne by them.

The Company may depend on its collaborators....page 9

28.	Please expand your discussion to name any current key collaborators, licensors or licensees and to discuss any specific risks related to your agreements with and dependence upon those parties.

Response: We have revised our disclosure accordingly.

The Company's reliance on the activities of its non-employee consultants research institutions and scientific contractors.... pages 9-10

29.
Please expand your discussion to name any key non-employee consultants, research institutions, and scientific contractors and to discuss any specific risks related to your agreements with and dependence upon those parties.

Response:  We have revised our disclosure accordingly.

The Company's products may be expensive to manufacture..., page 10

30.	Please expand your discussion to explain why the company's products may be significantly more expensive to manufacture than most other drugs currently on the market today.

Response:  We have revised our disclosure accordingly.

The Company depends on key personnel...,Page 11

31.
Please name your “key personnel” and their positions with the company. In addition, we note that you refer to "key executive officers and "scientific officers." It appears, however, that you only have two key personnel and they are your sole employees and executive officers. Please revise your disclosure to clarify.

Response:  We have revised accordingly.

32.
To the extent that you have experienced problems attracting and retaining any "key personnel" in the recent past, please revise to describe these problems. Additionally, if any "key personnel" have plans to retire or leave your company or terminate their agreement with the company in the near future, please revise the discussion to disclose this information.

Response:  We have not experienced any difficulty retaining our key employees nor have they conveyed any plans to retire or leave the company.

33.	Please state whether you maintain employment contracts with "key personnel" and disclose the term and termination provisions of the same if applicable.

Response:  We have revised our disclosure accordingly.

34.
Please revise to disclose the number and type (i.e., research, administrative, marketing or other) of personnel you expect to hire and to the extent practicable, please quantify any known expected expenditures in hiring such personnel

Response:  We have revised our disclosure contained in the MD&A accordingly.

35.	Please state if you maintain key person insurance on any of your key personnel.

Response:  At this juncture, no insurance is maintained, and that fact has been added to the disclosure in risk factors section.

Selling Stockholders, pages 13-16

36.	Please tell us whether any selling shareholder is a broker-dealer or an affiliate of a broker-dealer. We may have further comments.

Response:  T.R. Winston & Company, S.W, Bach & Company, LLC, are broker-dealers. Guy Clemente and R. Tyler Runnels are affiliates of Bach and Winston, respectively. Also, Joseph H. Merback & Tema N. Merback Co-TTEE FBO Merback Family Trust are both brokers at TRW.

37.	For each selling shareholder that is neither a natural person nor a publicly registered company, revise to disclose the natural person(s) that have voting and dispositive rights.

Response:  The table of selling shareholders has been augmented to include the natural person(s) that have voting and dispositive rights.

38.
You are registering for resale 8,072,000 shares of your common stock that are already issued and 8,130,000 shares of your common stock that are issuable pursuant to outstanding warrants. The selling stockholder table, however, lists 7,436,000 shares already issued and 8,155,000 shares issuable pursuant to warrants. Please revise the table to correct these discrepancies. The selling stockholder table should identify the exact number of shares that you are registering.

Response:  The selling shareholders table has been revised to correct the discrepancies.

39.	Please revise the table in this section to disclose the percentage (if one percent or more) of shares owned by each selling stockholder as of the date of the prospectus and before the offering.

Response:  The table has been revised as suggested.

40.	Please also revise the table in this section to disclose the amount and percentage (if one percent or more) of shares that will be owned by each selling stockholder after the offering.

Response:  The table has been revised as suggested.

41.	We refer to your disclosure in footnote (1) to the table and have the following comments:

*
You refer to 175 to 600 shareholders of Regal One who are selling shareholders in this offering- Generally, you must identify all selling shareholders in a resale registration statement. Since the dividend will occur after the effectiveness of the registration statement as you indicate on page 35, it appears that you will be unable to identify all of the selling shareholders before effectiveness. Please revise the disclosure at this time to provide a separate line item in the table for the unknown shareholders of Regal One who are selling shareholders in this offering. You will then need to file a post-effective amendment to name these selling shareholders. Please revise your prospectus to indicate that you will file such post-effective amendment. Selling shareholders must be named before they can sell pursuant to the registration statement.

Response:  Regal has already declared the record date of such dividend. As such, the shareholders are already known. We have requested the names of such shareholders from Regal and will provide such names in the following amendment.

*
You refer to a total of 1,847,287 shares, but list 800,000 shares issued and 1,000,000 shares issuable pursuant to warrants. You must list all the shares owned by Regal One, then provide a separate column for the shares offered for resale.

Response:  We have revised the disclosure accordingly.

Plan of Distribution, page 16

42.
We note your statement that, "the other selling shareholders and any brokers, dealers or agents, upon effecting the sale of any of the shares offered in this prospectus, may be deemed to be "underwriters." Please note that any selling shareholders and any brokers, dealers or agents that participate in the distribution of the securities will be deemed underwriters in connection with such sales. Please revise your disclosure accordingly.

Response: We have revised the disclosure accordingly.

Directors and Executive Officers. page 18

43.	Please revise the director/officer table to clarify that Dr. Johe is also a company director.

Response:  The table has been revised to clarify that Dr. Johe is also a director.

Security Ownership of Certain Beneficial Owners and Management, Page 19

44.	Please revise your disclosure to provide an explanation for footnotes (2) and (3).

Response: The table and footnotes have been revised in their entirety.

45.	Please also indicate by footnote the amount of shares which each person in the table has the right to acquire ownership as specified in Rule 13d-3(d)(1). See Item 403 of Regulation S-B.

Response: The footnotes have been updated to provide all the information required by Item 403.

Description of Securities. pages 19-21

46.	You describe your dividend policy twice in this section. Please delete one of the two descriptions in order to avoid unnecessary repetition.

Response: Second description has been deleted.

Outstanding Warrants and Options to Purchase Common Stock, page 21

47.	We note that the table on page 21 does not appear to include all of your outstanding warrants. Please revise or explain.

Response: We have deleted the table as it is not required.

Historical Overview, page 22

48.
We refer to your statements in this section regarding the basic work of growing the cells and characterizing them as being housed in the Company's laboratory facilities and your collaboration with the University of California, San Diego. We also note that on page 35 you state that the company has only one laboratory which is in Rockville, MD. Is the company growing cells and characterizing them at its laboratory in Rockville, MD, or has the company outsourced this function to the University of California, San Diego? Please revise your disclosure to clarify.

Response: We have revised our disclosure in its entirety to conform with Item 101.

Description of Business, page 23

General

49.
Some of the language in this section is too technical for average investors to understand. Please revise the disclosure to substitute the technical language for language that is simple and can be understood by investors. Set forth below are examples of language that should be simplified. You should consider these as illustrative arid not exhaustive of the language that should be simplified. Please clarify the following statements and phrases:

"hippocampus"
"enhance the survival of the endogenous stem cells residing in adult hippocampus
"neuronal progenitor lines"
''normal karyotypes and normal neuronal phenotypes"
"dopaminergic cells"
"stable human neural stem cell lines"
"controlled differentiation"
"effective in vitro and in vivo and are well characterized"
"committed progenitors"
“phenotypically specific neurons"
"histochemical studies"

Response: We have deleted all reference to technical language and have revised the disclosure in its entirety to conform with item 101.

50.
We note that you have divided your discussion of key collaborations to a discussion on page 24 of your key research collaborations and another discussion on pages 29 and 30 of your key collaborations, where you again mention some of the research collaborations, Please revise your disclosure to describe all your collaborations in one section in the description of business. In addition, please describe all material terms of each key collaboration and file these agreements as exhibits, to the ex-tent you have not already done so. For each agreement, please disclose:

*	Each parties obligations, including, but not limited to, research and development finding obligations and obligations to defend patents;
*	Fees paid to date, including upfront payments, annual payments, royalties and milestone payments;
*	Aggregate potential milestone payments;
*	Existence of royalty provisions;
*	Term and termination provisions,

Please also revise your financial statement footnotes to disclose the nature, timing and aggregate amount of payments to be made or received from these collaborations as well as your liquidity discussion in MD&A as appropriate,

Response: We have revised our discussion of key collaborations in its entirety.

51.
Please revise your disclosure to add a section that describes all material government regulation affecting your business. This section should at a minimum describe the FDA approval process, any material environmental regulation and the SBIR program., Please see Item 101(b)(9) of Regulation S-B.

Response: We have included a section containing all key government regulations in conformity with item 101.

Business Development, page 23

52.	Throughout your registration statement, you have included statements about the size of your target market, such as

*	"There are currently at least 10,000 patients who suffer from Ischernic Paraplegia with as many as 1,000 new cases each year" on page 23,
*	"Neurodegenerative conditions are estimated to affect more than 10 million people in the 'U. S. alone and account for over $150 billion in annual health-care costs" on page 24,
*	"For Traumatic Spinal Cord Injury, there are approximately 21,000 existing patients with approximately 1,000 new cases each year" on pages 24 and 25,
*	"For ALS, there are approximately 30,000 existing patients and approximately 5,000 new eases each year" on page 25,
*	"stroke is the third-leading cause of death and the most common cause of adult disability in the U.S." on page 26,
*
"Each year, 700,000 Americans suffer a stroke, with 30% dying and 30% becoming permanently paralyzed or disabled, making the total cost of caring for all aspects of strokes in excess of $42 billion" on page 26 and your position in the industry, such as Your statements on page 18 that your president created and negotiated some of the industry's first agreements,

*	The Company believes that it has one of only two serious and substantial patent portfolios in the area of Neural Stem Cell technology" on page 24,
*	"To the Company's knowledge, no other firm or laboratory has been able to do this" on page 25, and
*	"To the Company's knowledge, this study is the first successful demonstration that human neural stem cells can help to cure a neurodegenerative disease" on page 25.

Please revise to identify your sources. Additionally, provide us with third party support for these statements. The supporting documentation should be marked to indicate the text supporting the statements.

Response: We have revised our disclosure and have limited any discussion of market size to potential patient population. We have also footnoted our sources.

53.
Please provide a more robust discussion of how the company has "demonstrated proof-of-principle efficacy." Your revised disclosure should at a minimum explain the type of studies, what component of preclinical testing this constitutes and the relevance of having demonstrated such efficacy as it relates to the overall drug development process.

In addition, please revise your disclosure to describe the independent, controlled tests that have resulted in paralyzed rodents regaining significant mobility. Your revised disclosure should at a minimum address who conducted the tests, how they were "controlled," summarize the material test results and identify any adverse side effects.

Response:   We have rewritten the business description in its entirety.

54.	Please revise your disclosure to explain what you mean by "ongoing feasibility testing."

Response:  We have deleted all reference to ongoing feasibility testing.

55.	Please revise your disclosure to describe what you mean by your "proprietary drug discovery platform" and explain why you believe you have demonstrated its value.

Response:  We have deleted all reference to a proprietary drug discovery platform.

56.
Please disclose in your financial statement footnotes and the liquidity discussion of your MD&A any commitments for outsourced manufacturing of cGMP cells for your Ischemic Spastic Paraplegia clinical trials.

Response:  As we have yet to be approved for clinical trials, we have removed all reference to such trials.

Market, page 24

57.	Please revise your disclosure to explain how you arrived at the estimate that upon approval by the FDA, treating patients with ISP will result in about $50,000 per patient for Neuralstem.

Response:  We have removed all reference to per patient treatment numbers.

58.	Please revise your disclosure to explain what you mean by tissue acquisition and consent, how you have established the industry standard and the significance of this.

Response:  We have removed all reference to tissue acquisition and consent and have removed any reference to establishing an industry standard.

59.	Please revise your disclosure on page 28 to clarify that your current business plan does not account for the pursuit of product candidates for these indications.

Response:  We have revised our disclosure accordingly.

Drug Discovery, page 25

60.
Please revise your disclosure to provide a description of the "SBIR Phase I grant." Your revised disclosure should at a minimum describe the acronym SBIR, explain what you mean by a Phase l grant and describe the material terms of the grant, e.g. the stipulations of the grant, the conditions under which the grant may be refundable. Please also revise your disclosure to provide similar information for the 5500,000 NM grant.

Response: We have revised our disclosure accordingly.

Market for Cell Transplantation. page 26

61.
Please revise your disclosure to explain why you believe the small patient population for ISP and other targeted indications and their treatment at few hospitals and centers results will lead to relatively inexpensive clinical development.

Response:  We have removed all reference to inexpensive clinical developments.

62.
Please revise your table on page 26 to clarify the following: you are currently only in pre-clinical development for ISP; for traumatic spinal cord injury, cerebral palsy and ALS, you are currently in the exploratory phase and have not completed any specific preclinical development, and these are your estimates and the basis for the estimates.

Response: We have removed the table.

63.
Since your current business plan does not include the development of any product candidates for stroke, parkinson's disease and lysosomal storage disease, please delete the table on page 27 regarding the patient population of these diseases.

Response:   We have removed the table.

Patents, page 28

64.	Please revise to disclose when each patent expires. Clarify which patents are your patents and which patents you license from other parties, if applicable.

Response:  The expiration date of each patent has been added, and the ownership of each patent has been specified.

65.	Clarify which patents are your patents and which patents you license from other parties, if applicable.

Response: We do not license any technology from 3rd parties.

66.
For patents that you license from other parties, describe the material license, including, but not limited to payment provisions, the existence of royalty provisions, exclusivity provisions, obligations/rights to defend, and termination provisions. To the extent you are substantially dependent on the agreement, file them as exhibits.

Response: We do not license any technology from 3rd parties.

Stem Cell Technology, page 28

67.	Please revise your disclosure on page 28 to clarify that your current business plan does not account for the pursuant of product candidates for these indications.

Response: Our disclosure has been revised accordingly.

Ischemic Spastic Parapiegia, pages 31-33

68.	Please revise your disclosure on page 28 to clarify that your clinical development plan to bypass Phase I testing and conduct only two phases of clinical trials has yet to be approved by the FDA.

Response: We have removed all reference to our clinical development plan.

69.
Please revise your disclosure to explain what you mean by a pivotal trial and also clarify that you will need to successfully complete your Phase II clinical development prior to proceeding to pivotal trials.

Response: We have removed all reference to pivotal trials.

70.	Please describe the material terms of your agreement with Joseph Sinkule and file the agreement as an exhibit to the registration statement.

Response: We are still in negotiations with Mr. Sinkule. If a material agreement is entered into, we will file it with our future filings.

71.
Please revise your disclosure to indicate the costs incurred through the date of your latest disclosed balance sheet for your active research projects. In addition, please disclose the costs you expect to incur to create your neural stem cell banks, complete your preclinical studies and file your IND application.

Response: As we are still at the research level, we do not have the ability to estimate those figures yet. We have however, provided a more detailed discussion of our plans in the MD&A section.

Management's Discussion and Analysis or Plan of Operation, page 34

72.
Item 303(b)(1)(vi) requires you to discuss the material changes from period to period in the line items of your financial statements. Please revise your MD&A accordingly At a minimum you should discuss the change in revenue, operating expenses and depreciation and amortization.

Response: We have revised accordingly

73.
Please also revise your MD&A so that there is more focus on analysis as also required by our recent MD&A Release No, 33-8350; 34-48960; FR-72 (December 19, 2003). In that release, we explained that "MD&A requires an “analysis' of known material trends, events, demands, commitments and uncertainties. MD&A should not be merely a restatement of financial statement information in a narrative form, ... A thorough analysis often will involve discussing both the intermediate effects of those matters and the reasons underlying those intermediate effects.” For example, you should explain why your revenue increased and the implications of the increase.

Response: We have revised accordingly.

Certain Relationships and Related Transactions, page 35

74.	Please revise your disclosure in this section describe the amount of Dr. Johe's interest in this agreement as required by Item 404 of Regulation S-B.

Response: We have revised accordingly.

Executive Compensation, page 36

75.
Item 402(b)(2)(iv) of Regulation S-B requires you to present all options granted in the executive compensation table and then to describe the vesting schedule in a footnote to the table. Please revise your table accordingly.

Response:  We have revised our disclosure accordingly.

76.	Item 402(b)(2)(v) of Regulation S-B requires other compensation to be identified and quantified in a footnote. Please revise your table accordingly.

Response:  We have revised our disclosure accordingly.

77.
Please revise your summary of the executive employment agreements to illustrate by example the amount of termination payments due to the executive officers at various points during the term of the agreements.

Response:  We have revised accordingly.

78.
You disclose that restricted stock was either granted to your executives or vested in 2004. Please explain to us in detail why there is no apparent recognition of deferred compensation in your 2004 financial statements related to this restricted stock.

Response: Reference to the restricted stock grant has been removed as it was previously erroneously included.

Available Information, page 37

79.
Please revise your statement that you "are subject" to the informational requirements of the Securities Exchange Act of 1934 to state that you "will be subject" to such requirements "upon the effectiveness of this registration statement."

Response: We have revised our disclosure in its entirety.

Financial Statements Balance Sheets, page 39

80.
Please explain to us and disclose the nature of your common stock payable. It appears from your cash flow statement that you received cash for this item. In your response, please explain to us why this item is a liability and not equity; for example, common stock subscribed but not yet issued. Please explain whether a fixed or variable number of shares is issuable for this amount and how you considered these shares in your earnings per share computation. Also, please cite the authoritative literature you relied upon to support your accounting.

Response:  Common stock payable totaling $113,000 relates to funds received for 226,000 shares of common stock which had not been issued as of December 31, 2005. We agree this balance should be shown as an item in stockholders’ equity and have accordingly revised our balance sheet. Additionally, we have shown on the face of the balance sheet the number of shares associated with this common stock payable.

Statements of Operations, page 40

81.	Please disclose separately your research and development expenses or disclose why you cannot provide such disclosure.

Response: As requested, we have separately disclosed the research and development expenses in the statements of operations.

82.	Please disclose in your financial statement footnotes and your MD&A the nature of the $842,719 loss on sale of assets in 2004. Otherwise, tell us where you have made this disclosure.

Response: As requested, we have disclosed the nature of the $842,719 loss on sale of assets in 2004 within the footnotes and MD&A.

Statements of Stockholders' Deficit, page 41

83.	Please tell us how you valued the common stock and warrants issued for services during the period ended December 31, 2005. Please refer to paragraph 8 of SFAS 123.

Response: Common stock issued for services were valued based upon using $0.50 per share. The $0.50 per share was based on a private placement during 2005. Common stock warrants issued for services were valued based upon using Black Scholes option pricing model.

Note 1: Nature of Business and Significant Accounting Policies Revenue Recognition, page 44

84.
You indicate that you establish allowances for product returns. Please explain to us what products you refer to as we are unable to identify any products you sell from your Description of Business section. If you do not sell products, please remove this disclosure.

Response: We have removed this disclosure from the footnotes.

Note 2: Stockholders' Deficit Common Stock, page 47

85.
Please revise this footnote to disclose your 2005 private placement through Regal One Corp. In this disclosure, please ensure that you indicate all the options and warrants issued to Regal One and how you accounted for them.

Response:  As requested, we have revised the Common Stock footnote disclosure to include discussions of the private placement through Regal One and related options issued.

86.	Please file as an exhibit the warrant agreement associated with the warrant identified in section 1.3.1 of your Equity Investment and Share Purchase Agreement filed as Exhibit 10.8.

Response: This warrant was filed as an exhibit hereto.

87.
It appears that section 1.3 of Exhibit 10.8 requires the shares underlying your option and warrant agreements to be registered under the Securities Act of 1933. Please explain to us in detail why you have not reflected these agreements as liabilities under paragraphs 14 through 18 of EITF 00-19.

Response: The registration rights of the underlying shares related to the options are piggy back registration rights rather than demand registration rights. We do not believe the underlying shares related to the options would be subject to paragraphs 14 through 18 of EITF 00-19 since there are no demand registration rights for delivery of registered shares.

Preferred Series A & B Stock, page 47 Preferred Series C Shares,

88.
You disclose that each of your Series A and Series B preferred stock was convertible into common stock on a one-for-one basis while each share of your Series C preferred stock was convertible into 10 shares of your common stock. Please explain to us how 1.8 million shares of Series A and Series B preferred stock and 4.5 million shares of Series C preferred stock converts into only 14.0 million shares of common stock. Based on your disclosed conversion rates, we would expect that 46.6 million shares of common stock should have been issued. Please revise your disclosure accordingly.

Response: As requested, we have revised our disclosure to take into account the conversion rates of the Preferred Series A, B & C Shares post reverse-stock split.

Preferred Series C Shares, page 47

89.
Please explain to us how you calculated the beneficial conversion feature related to the October 6, 2003 notes. In your response please indicate whether the beneficial conversion feature relates to the conversion feature of the notes, the additional option to acquire Series C preferred stock, or both. In your response, please indicate whether the option is exercisable independently of the notes' conversion feature. In addition, please tell us the fair value of common stock you used to assess the beneficial conversion feature. Please reference the authoritative literature you relied upon to support your accounting,

Response: The beneficial conversion feature related to the October 6, 2003 Option Promissory Notes was calculated using EITF 00-27. We calculated the value of the related options using the Black-Scholes option pricing model. We further calculated the value of the conversion feature of the Notes. Based upon the calculated values of both the related options and conversion feature of the Notes, we bi-furcated such values based upon the principal amount of the host debt. As a result, we arrived at a beneficial conversion feature of $224,712 which was reflected as contra balance against the principal host debt on the balance sheet. The beneficial conversion feature of $224,712 has been accreted over the life of the Note which in November 2004 was fully written-off as a result of the said Notes having been converted into Class C Preferred Shares. The value of the Preferred Shares used for our calculations was based on the selling price of such shares which was $1.60 per share. The related options were not detachable from the host debt and not considered to be exercisable independently of the Notes.

90.
Please explain to us why the beneficial conversion feature associated with your October 2004 notes is only $207?? compared to $224,712 on your October 6, 2003 notes when both sets of notes contain the same provisions and there is not a great disparity in the principal amounts of these notes. In addition, please tell us the fair value of common stock you used to assess the beneficial conversion feature, Please reference the authoritative literature you relied upon to support your accounting,

Response:   The beneficial conversion feature associated with the October 2004 notes totaled $6,207 based upon the incremental value of the pro-rata shares allocated from the options resulting in 3,125,000 shares of Series C Preferred Stock. In valuing the beneficial conversion feature for the October 2004 notes, we used a one month life and a share price of $1.60 per share.

91.
Please explain to us why you apparently do not reflect any accounting for the exercise of the options resulting in the issuance of 3,125,000 shares of Series C preferred stock for no consideration. It appears that the exercise proceeds forgone are a deemed dividend to your Series C preferred stockholders that should be reflected in your 2004 earnings per share computation. Please either revise your accounting and disclosure to reflect this deemed dividend or explain to us in detail how your accounting complies with GAAP and reference the authoritative Literature you relied upon to support your accounting.

Response: After further review of the issuance of 3,125,000 shares of Series C preferred stock, we have determined that such issuances should be accounted for as deemed interest. These option related to the 3,125,000 shares were issued with an exercise price of $1.60 per share. However, the Company had issued these shares related to the option without any consideration rather, as an inducement for the noteholders to convert their notes into Series C preferred stock. We believe that such inducement would be characterize as deemed interest and accordingly have recorded the total value of what the Company would have otherwise received in cash, based on the exercise price, as interest expense. As a result, we have revised the financial statements and notes thereto to reflect this $5,000,000 of deemed interest expense.

Stock Options, page 48

92.
Please revise your disclosure to include the 2,400,000 options issued to your officers as disclosed on pages 34 and 36 and in Note 7. In addition please provide all the disclosures required by paragraphs 45c and 47 of SFAS 123, or tell us in detail why these disclosure are not required.

Response:  As requested, we have added disclosure regarding the 2,400,000 options issued to our officers to Note 2 under the caption of “Stock Options”.

93.	Please disclose your accounting for the 330,000 options issued to Equity Communications, LLC as disclosed on page 20.

Response: As requested, disclosure added regarding the accounting for the 330,000 options issued to Equity Communications, LLC.

Stock Warrants, page 49

94.	Please revise your disclosure to clearly indicate to what extent these warrants are currently exercisable.

Response: As requested, disclosure related to warrants have been revised to indicate their exercisable status.

Note 5: Notes Payable, page 50

95.	Please revise your disclosure to discuss your 2004 stockholder notes payable.

Response: As requested, disclosure revised to include discussion of 2004 stockholder notes payable.

Note 7. Commitments and Contingencies, page 52

96.
Please revise your lease disclosure to properly reflect the original lease term. You indicate that the lease is a one-year agreement but also indicate that the first year runs for the entirety of 2004 and 2005.

Response: As requested, lease disclosure revised to properly reflect the original lease term.

97.
Please revise your employment agreement disclosure to clarify whether 1.2 million options were issued per executive that vest over four years or whether you arc committed to grant 300,000 options per executive for each of the first 4 years or the agreements.

Response: As requested, disclosure related to 1.2 million options has been revised to clarify vesting period.

Note 8: Subsequent Events, page 52

98.	Exhibits 4.2, 4.3 and 4.5 related to the warrant agreements associated with your 2006 private placement of common stock reference a subscription agreement. Please file this agreement as an exhibit.

Response: This exhibit has been added.

Signatures, page 57

99.
We note the filing does not include the signature of your principal financial officer and your controller or principal accounting officer. Please include these signatures in an amended Form SB-2. If Mr. Garr also serves as the principal financial officer and controller or principal accounting officer, please designate him as such and caption his signature as the principal financial officer and controller or principal accounting officer in your amended filing. See Instructions 1 and 2 to the Signatures section of Form SB-2.

Response: The signature block has been captioned to include Richard Garr as the principal financial officer.

Resent Sales of unregistered Securities, page 54

100.	Please revise your table to ensure that it reflects all share issuances and that it agrees with disclosures elsewhere in your filing- In this regard, we note the following examples of discrepancies:

Response: We have revised accordingly.

101.
We are unable to reconcile the 4,331,287 shares of common stock issued in 2005 as indicated in your statement of stockholders' deficit to the 4,437,287 shares of common stock issued in 2005 from this table.

Response: We have revised accordingly.

102.
Please explain to us why the consideration indicated for the 1,845,287 shares of common stock issued to Regal One Corp. is reflected at $387,000. It appears from 10.8 that Regal One was to purchase between $200,000 and $500,000 of common stock at $0.50 per share in addition to receiving 1,845,287 shares of common stock for services provided. You disclose that Regal One Corp. was issued 1,000,000 warrants when your Equity Investment mid Share Purchase Agreement filed as Exhibit 10._ indicates that two warrants and one option agreement were issued each for 1,000,000 shares.

Response: We have revised the disclosure of the Regal transaction in its entirety as it was previously erroneously disclosed.

Please contact the undersigned should you have any questions or comments.

Very truly yours,

/s/ Raul Silvestre
Law Office of Raul Silvestre & Associates, APLC
805 402-7494

/s/ Christopher Dieterich
Dieterich & Associates